Civitas Solutions Inc. 313 Congress Street 5th Floor Boston, MA 02210

September 12, 2014

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jay Williamson
David Link

Re:	Civitas Solutions, Inc.
Registration Statement on Form S-1
Filed May 27, 2014
File Number 333-196281

Ladies and Gentlemen:

Civitas Solutions, Inc., a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-1, File No. 333-196281, as amended (the “Registration Statement”), to 4:00 p.m., Eastern time, on Tuesday, September 16, 2014 or as soon thereafter as practicable. The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In addition, the Company acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *         *

p. 617-790-4800	f. 617-790-4848	www.civitas-solutions.com

Please contact Elisabeth M. Martin of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-3055, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

CIVITAS SOLUTIONS, INC.

By:	/s/ Linda De Renzo
Name:	Linda De Renzo
Title:	Chief Legal Officer, General Counsel and Secretary

VIA EDGAR

September 12, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Civitas Solutions, Inc. (the “Company”)

Registration Statement on Form S-1 (File No. 333-196281)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of up to 13,455,000 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. Eastern Time on Tuesday, September 16, 2014, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated September 3 , 2014, through the date hereof:

Preliminary Prospectus dated September 3, 2014:

2,125 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

[Remainder of Page Intentionally Left Blank]

Very truly yours, BARCLAYS CAPITAL INC. MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED UBS SECURITIES LLC As Representatives of the several Underwriters

By:	BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Vice President

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Brian Kinkead
Name: Brian Kinkead
Title: Vice Chairman Healthcare

By:	UBS SECURITIES LLC

By:	/s/ M. Robert Digia
Name: M. Robert Digia
Title: Managing Director

By:	UBS SECURITIES LLC

By:	/s/ Grant Curry
Name: Grant Curry
Title: Associate Director